                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                              Porta Systems Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   735647307
------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1998
             ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  735647307                                         Page 1 of 6 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power                 834,468
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power                     0


                                 7) Sole Dispositive Power            834,468*


                                 8) Shared Dispositive Power                0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      834,468


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                              [    ]


   11)  Percent of Class Represented by Amount in Row (9)                9.0


   12)  Type of Reporting Person (See Instructions)                        HC

                           * See response to Item 4.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                              Porta Systems Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   735647307
------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1998
             ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  735647307                                         Page 2 of 6 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                      834,468
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                          0


                            7) Sole Dispositive Power                 834,468*


                            8) Shared Dispositive Power                     0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      834,468


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                       [    ]


   11)  Percent of Class Represented by Amount in Row (9)                 9.0

   12)  Type of Reporting Person (See Instructions)                        HC

                           * See response to Item 4.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                              Porta Systems Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   735647307
------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1998
             ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  735647307                                         Page 3 of 6 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
                   PNC Bank, National Association  22-1146300

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization United States


  Number of Shares             5) Sole Voting Power                   834,468
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                       0


                               7) Sole Dispositive Power              834,468*


                               8) Shared Dispositive Power                  0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      834,468


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                              [    ]


   11)  Percent of Class Represented by Amount in Row (9)                 9.0


   12) Type of Reporting Person (See Instructions)                         BK

                   * See response to Item 4.

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1998:

(a) Amount Beneficially Owned:                                 834,468 shares

(b) Percent of Class:                                                     9.0

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                   834,468
      (ii) shared power to vote or to direct the vote                       0
     (iii) sole power to dispose or to direct the disposition of      834,468*
      (iv) shared power to dispose or to direct the disposition of          0


* Lloyd I. Miller, III has dispositive power with respect to these shares pursuant an Investment Advisory Agreement dated as of April 1, 1997 with PNC Bank, National Association, as Trustee. Either party may terminate the agreement on 30 days' prior written notice.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

All 834,468 shares of Common Stock are held in Trust accounts created by an Amended and Restated Trust Agreement dated September 20, 1983, in which
Lloyd I. Miller, Jr. was Grantor, and for which PNC Bank, National Association serves as Trustee. Mrs. Catherine Miller Ward may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 336,108 shares.

ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 12, 1999
         ---------------------------------------------
         Date

         /s/ ROBERT L. HAUNSCHILD
         ---------------------------------------------
         Signature - PNC Bank Corp.

         Robert L. Haunschild, Senior Vice President
         and Chief Financial Officer
         ---------------------------------------------
         Name/Title


         February 12, 1999
         ---------------------------------------------
         Date

         /s/ JAMES B. YAHNER
         ---------------------------------------------
         Signature - PNC Bancorp, Inc.

         James B. Yahner, Vice President
         ---------------------------------------------
         Name/Title


         February 12, 1999
         ---------------------------------------------
         Date

         /s/ THOMAS R. MOORE
         ---------------------------------------------
         Signature - PNC Bank, National Association

         Thomas R. Moore, Vice President and Secretary
         ---------------------------------------------
         Name/Title


         An Agreement to file a joint statement was previously filed as Exhibit A to the Schedule 13G filed January 12, 1998.